

Mail Stop 3030

June 8, 2016

Igor Gonda
President and Chief Executive Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, CA 94545

> **Re:** **Aradigm Corporation**
> **Registration Statement on Form S-1**
> **Filed May 12, 2016**
> **File No. 333-211329**

Dear Mr. Gonda:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the number of shares of common stock and warrants offered.

2. We see that you "anticipate this second closing to occur as soon as practicable after this registration statement is declared effective." In order to register the secondary offering and sale of the offered securities, all closings must occur within a short time of the effectiveness of the resale registration statement. Tell us when the second closing will occur.

3. Describe for us the method by which the selling security holders will establish the offer and sale price for the Notes.

Certain U.S. Federal Income Tax Considerations, page 46

4. Explain how your discussion of original issue discount will apply to purchasers in this offering, given that it is secondary in nature. In this connection, please tell us why you have not filed an opinion of counsel regarding the tax consequences related to the offering.

Plan of Distribution, page 60

5. We note your disclosure that the selling shareholders may be deemed to be underwriters. Given the nature of the relationship between you and the selling security holders, as well as the large percentage of your outstanding securities that this offering represents, in comparison to the number of shares held by non-affiliates, tell us how you determined not to name your selling security-holders as underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery